FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828




Mellon Investor Services LLC, acting as exchange agent for VERITAS Software Corporation ("VERITAS") and as information agent for Precise Software Solutions Ltd. ("Precise") in connection with the proposed merger between an indirect, wholly-owned subsidiary of VERITAS and Precise, will use the following script to provide pricing related information regarding the proposed merger to Precise's shareholders. This script will also be provided in a recorded telephone message outside of Mellon Investor Services' normal business hours. Precise's non-U.S. shareholders may call (201) 373-5213 and Precise's U.S. shareholders may call
(888) 689-2681 to obtain this information. This information will be updated daily until final pricing amounts are established:

The closing price of VERITAS common stock on June ____, 2003 was $_____. Based on this closing price, the value of the consideration to be paid to shareholders of Precise Software Solutions Ltd. who elect the Mixed Consideration would be $______ per share, if the merger were to take effect on June ___ 2003.

ADDITIONAL INFORMATION: IN CONNECTION WITH THE PROPOSED MERGER WITH PRECISE, VERITAS HAS FILED A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A PROXY STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VERITAS AND PRECISE.

PRECISE, ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM PRECISE SHAREHOLDERS IN FAVOR OF THE MATTERS TO BE CONSIDERED AT THE EXTRAORDINARY MEETING. A DESCRIPTION OF ANY INTERESTS THAT THE DIRECTORS AND EXECUTIVE OFFICERS OF PRECISE MAY HAVE IS AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.